ALAN P. GOLDBERG

312.807.4227

alan.goldberg@klgates.com

Direct Fax: 312.827.8086

October 21, 2011

VIA EDGAR

Mr. James E. O’Connor

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

PowerShares Exchange-Traded Fund Trust II
1933 Act Registration No. 333-138490
1940 Act Registration No. 811-21977

Dear Mr. O’Connor:

This letter responds to the comments you conveyed to me on September 16, 2011 regarding post-effective amendment no. 236 to the registration statement under the Securities Act of 1933, as amended, which is amendment no. 237 to the registration statement under the Investment Company Act of 1940, as amended, (the “1940 Act”) of PowerShares Exchange-Traded Fund Trust II (the “Trust”) to register four new series of the Trust to be designated PowerShares KBW Bank Portfolio, PowerShares KBW Capital Markets Portfolio, PowerShares KBW Insurance Portfolio and PowerShares KBW Regional Banking Portfolio (each, a “Fund” and collectively, the “Funds”).  For your convenience, each of your comments, as we understand them, is repeated below, with responses immediately following.  Where revised disclosure from the post-effective amendment is included in a response, we have marked the disclosure in bold and underlined to show changes from the original post-effective amendment filed on August 5, 2011.

Although not specifically requested, all missing data and information in the August 5 filing not otherwise mentioned will be incorporated into the next post-effective amendment.

Registration Statement. Please note — We have included for your convenience, where applicable, the page numbers of the Prospectus and the Statement of Additional Information located in the post-effective amendment.

Prospectus

1.             Comment:             Please provide a representation that the Trust will be in compliance with all the terms and conditions of its exemptive relief.

Response:             We hereby confirm and represent that Trust will be in compliance with all the terms and conditions of its exemptive relief.

2.             Comment:             To the extent applicable, the comments provided to the PowerShares KBW Bank Portfolio apply to the corresponding disclosure contained in the other series of this combined prospectus.

Response:             Understood.

3.             Comment:             Page 1 of the Summary Section: Please identify the Fund’s index provider and underlying index, and fill in all missing information in the brackets throughout the prospectus.

Response:             The Fund’s Index Provider and Underlying Index have been identified in the prospectus.  We also have identified the Index Provider and Underlying Index for each of the other three series in the prospectus.  We also hereby confirm that all missing information in the brackets has been finalized throughout the prospectus.

4.             Comment:             Page 1 of the Summary Section: In the disclosure of the PowerShares KBW Bank Portfolio’s “Principal Investment Strategies”:

•              Please clarify what is meant by the term “national money centers.”

•              Delete or revise the term “leading” to describe national banks or thrifts.

•              Make consistent the description of the Fund’s investments in its Underlying Index and the Fund’s investments for purposes of fulfilling its “80% test” pursuant to Rule 35d-1 of the 1940 Act.

•              Use the term “and” instead of “or” when referring to banks or thrifts listed on a U.S. national securities exchange.

Response:              Agreed. We have revised the paragraph in response to the staff’s comments with the following language:

The Fund normally will invest at least 90% of its total assets in securities of national money centers (which are banks with more than $50 billion in assets and that have a branch network across geographic regions) and regional banks and thrifts that are listed on a U.S. national securities exchange and that comprise the Underlying Index. The Underlying Index is a float adjusted modified-market capitalization-weighted index that seeks to reflect the performance of national money centers and regional banks and thrifts that are publicly-traded in the U.S. The Underlying Index is compiled, maintained and calculated by Keefe Bruyette & Woods, Inc. (“KBW” or the “Index Provider”).

5.             Comment:             Page 2 of the Summary Section: Under the section titled “Equity Risk” under “Principal Risks of Investing in the Fund,” explain the specific securities the Fund will invest in and their specific corresponding risks.  Additionally, explain whether the Fund will invest in derivatives.

Response:             We hereby confirm that the Fund will not invest in derivatives.  In response to the staff’s comment, the paragraph “Equity Risk” has been revised as follows:

Equity Risk.  Equity risk is the risk that the value of the securities the Fund holds will fall due to general market and economic conditions, perceptions regarding the industries in which the issuers of securities the Fund holds participate or factors relating to specific companies in which the Fund invests. For example, an adverse event, such as an unfavorable earnings report, may depress the value of securities of an issuer the Fund holds; the price of securities of an issuer may be particularly sensitive to general movements in the stock market; or a drop in the stock market may depress the price of most or all of the securities the Fund holds. In addition, securities of an issuer in the Fund’s portfolio may decline in price if the issuer fails to make anticipated dividend payments because, among other reasons, the issuer of the security experiences a decline in its financial condition.

6.             Comment:             Page 2 of the Summary Section: Under the section titled “Concentration Risk” under “Principal Risks of Investing in the Fund,” revise the disclosure to state that a “significant percentage of the Underlying Index will be comprised of issuers in a single industry or sector of the economy.”

Response:             Agreed. The paragraph has been revised accordingly. We also confirm that the identical edit for the other three series in the prospectus, requested on pages 5, 8 and 10 of the Summary Section, have been revised accordingly.

7.             Comment:             Page 2 of the Summary Section: Revise the paragraph captioned “Small and Medium Capitalization Company Risk” to describe the specific risks of investing in small and medium banks.

Response:             This paragraph has subsequently been deleted from the PowerShares KBW Bank Portfolio’s summary section.

8.             Comment:             Page 4 of the Summary Section: In the disclosure of the PowerShares KBW Capital Market Portfolio’s “Principal Investment Strategies”:

•              Please clarify what is meant by the term “active in the U.S. capital markets.”

•              Make consistent the description of the Fund’s investments in its Underlying Index and the Fund’s investments for purposes of fulfilling the “80% test” pursuant to Rule 35d-1 of the 1940 Act.

Response:             In response to the staff’s comments, we have revised the paragraph for principal investment strategies as follows:

The Fund normally will invest at least 90% of its total assets in securities of broker-dealers, asset managers, trusts and custody banks or exchanges that are active in U.S. capital markets (i.e., derive a large portion of their revenues from U.S. markets rather than international markets), that are listed on a U.S. national securities exchange and that comprise the Underlying Index.  The Underlying Index is a float adjusted modified-market capitalization-weighted index that seeks to reflect the performance of such companies. The Underlying Index is compiled, maintained and calculated by Keefe, Bruyette & Woods, Inc. (“KBW” or the “Index Provider”).

9.             Comment:             Page 4 of the Summary Section: Under the section “Principal Risks of Investing in the Fund,” please clarify the paragraph disclosure on “Capital Markets Industry Concentration Risk” to reflect that the capital markets are not specifically an industry.

Response:              The paragraph identified above has been revised as follows in response to the staff’s comment:

Capital Markets Risk. The Fund’s investments in capital markets companies subjects it to more risks as compared to a fund that invests in a wide variety of market sectors.  For instance, the Fund may be susceptible to adverse economic conditions or legislative initiatives affecting broker-dealers, asset managers, trust and custody banks, exchanges and other companies in the capital markets, which may impact the profitability of such companies.  In addition, various factors may affect significantly the companies active within the U.S. capital markets, including stock and bank trading activity, increases in price competition, decreases in fees or fee-related business such as investment banking, brokerage, asset management and other servicing fees.

10.          Comment:             Page 5 of the Summary Section: Revise the paragraph captioned “Small and Medium Capitalization Company Risk” to describe the specific risks of investing in small and medium companies engaged in the capital markets.

Response:             In response to the staff’s comments, we have revised the paragraph captioned “Small and Medium Capitalization Company Risk” as follows, and it has subsequently been moved to the section titled “Additional Risks of Investing in the Funds.”:

Small and Medium Capitalization Company Risk. Investing in securities of small and medium capitalization companies involves greater risk than customarily is associated with investing in larger, more established companies. These companies’ securities may be more volatile and less liquid than those of more established companies. These securities may have returns that vary, sometimes significantly, from the overall securities market. Often small and medium capitalization companies are still evolving and, as a result, may be more sensitive to changing market conditions.  Additionally, other factors affecting the capital markets may disproportionately affect small and medium capitalization capital markets companies, including changes in governmental regulations and fluctuations in interest rates.

11.          Comment:             Page 7 of the Summary Section: For PowerShares KBW Insurance Portfolio, in the paragraph titled “Principal Investment Strategies,” please delete the term “active” from the sentence “The Fund normally will invest at least 80% of its total assets in equity securities of U.S. publicly traded companies active in the insurance industry…”.

Response:              Agreed. The paragraph has been revised accordingly.

12.          Comment:             Page 10 of the Summary Section: For PowerShares KBW Regional Banking Portfolio, revise the paragraph captioned “Small and Medium Capitalization Company Risk” to describe the specific risks of investing in small and medium banks.

Response:             We have revised the paragraph captioned “Small and Medium Capitalization Company Risk” with the following language in response to the staff’s comments:

Regional, Small and Medium Bank Risk. Investing in securities of small and medium banks involves greater risk than customarily is associated with investing in larger, more established banks. These companies’ securities may be more volatile and less liquid than those of more established companies. These securities may have returns that vary, sometimes significantly, from the overall securities market. These banks also may be subject to extensive federal and state regulations and to severe price competition. Credit losses resulting from financial difficulties of borrowers can negatively impact these banks. The regional banking industry in which small and medium banks typically compete is highly competitive and failure to maintain or increase market share may result in the loss of market share. The marketing and expansion strategies of many regional banks may place a significant strain on their management, financial controls, operations systems, personnel and other resources. There can be no assurance that these companies will complete the necessary improvements to their systems, procedures and controls necessary to support their future operations or rapid growth.

13.          Comment:             Page 12 of the Prospectus: Under the section titled “General Underlying Index Information,” revise the description of construction of each Underlying Index to reduce the amount of technical disclosure and summarize the discussion. Combine the separate but identical descriptions of index methodology of each Fund.

Response:             Agreed. In response to the staff’s comments, we have combined the separate but identical descriptions of index methodology for the relevant Funds and have summarized the disclosure.

14.          Comment:             Page 16 of the Prospectus: Under the section titled “Principal Risks of Investing in the Funds,” revise the disclosure on “Banking Industry Concentration Risk” and “Capital Markets Sector Risk” by deleting the word “may” and adding the word “will” to state that investments by a Fund “will be susceptible to adverse economic or regulatory occurrences” affecting the respective industries.

Response:             Both paragraphs have been revised accordingly.

15.          Comment:             Page 17 of the Prospectus: Revise the title of the section “Insurance Industry Risk” to “Insurance Industry Concentration Risk.”

Response:             The title of the section has been revised accordingly.

16.          Comment:             Page 22 of the Prospectus: The first paragraph of the section “Net Asset Value” is repeated. Please delete the second, identical paragraph.

Response:             Agreed. The second paragraph under this section has been deleted.

Statement of Additional Information

1.             Comment:             Page 3: Revise investment restriction (1) to be consistent with the paragraph captioned “Concentration Policy” contained within each series’ summary in the prospectus — net instead of total.

Response:             Investment restriction (1) has been revised as follows in response to the staff’s comment:

(1)  Invest more than 25% of the value of its net assets in securities of issuers in any one industry or group of industries, except to the extent that the underlying index that the Fund replicates concentrates in an industry or group of industries. This restriction does not apply to obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

2.             Comment:             Page 3: Please revise investment restriction (2) to describe the Section 18(f)(1) limit imposed upon the Funds’ ability to borrow.

Response:             Item 16(c)(1)(ii) of Form N-1A requires a fund to describe its policy regarding borrowing.  The current disclosure accurately describes the Funds’ fundamental policy on borrowing.  We believe the Funds’ compliance with Section 18(f)(1) is inherent in the wording of the current policy, as compliance with the provisions of the 1940 Act would necessarily require compliance with the provisions of Section 18(f)(1).  In addition, we are unaware of any official statement of the Commission or its staff that would mandate such a change to the fundamental policy itself.  In light of the forgoing, we respectfully decline to accept the staff’s comment.

3.             Comment:             Page 4:   Regarding investment restriction (4), confirm that the obligations of the sellers to repurchase securities under the Funds’ repurchase agreements will be “collateralized fully” as described under Rule 5b-3 of the Investment Company Act of 1940, as amended, and confirm that the Funds will receive all income from the investment of any collateral on any securities lending.

Response:              We confirm that the obligations of the sellers to repurchase securities under the Funds’ repurchase agreements will be fully collateralized. We also confirm that the Funds will receive all income from the investment of any collateral on any securities lending.

4.             Comment:             Page 4: Regarding investment restriction (6), please explain the role of the board in approving and monitoring any securities lending by the Funds.

Response:              The board will have oversight for all securities lending in which the Funds engage, and the Adviser will provide the board with quarterly reports regarding the Funds’ securities lending activity.

5.             Comment:             Page 4: Revise the section titled “Investment Restrictions” to clarify that the 300% asset coverage requirement for securities lending also is ongoing as made clear for bank borrowings.

Response:             The above noted section has been revised as follows in response to the staff’s comment:

Except for restrictions (2) and (4)(iii), if a percentage restriction is adhered to at the time of investment, a later increase in percentage resulting from a change in market value of the investment or the total assets, or the sale of a security out of the portfolio, will not constitute a violation of that restriction. With respect to restrictions (2) and (4)(iii), in the event that the Fund’s borrowings or securities lending at any time exceed 33 1 / 3 % of the value of the Fund’s total assets (including the amount borrowed or securities loaned) less the Fund’s liabilities (other than borrowings) due to subsequent changes in the value of the Fund’s assets or otherwise, within three days (excluding Sundays and holidays), the Fund will take corrective action to reduce the amount of its borrowings or securities lending to an extent that such borrowings or securities loaned will not exceed 33 1 / 3 % of the value of the Fund’s total assets (including the amount borrowed or loaned) less the Fund’s liabilities (other than borrowings or securities loaned).

6.             Comment:             Page 4: Revise non-fundamental investment restriction (3) to state that each Fund may not “Purchase securities of open-end or closed-end investment companies except in compliance with the 1940 Act, although the Fund may not acquire any securities of registered open-end investment companies or registered unit investment trusts in reliance on Sections 12(d)(1)(F) and 12(d)(1)(G) of the 1940 Act.”

Response:             Agreed.  Non-fundamental investment restriction (3) has been revised accordingly.

7.             Comment:             Page 4: In the section “Investment Restrictions and Policies,” indicate that each Fund’s 80% investment policy under Rule 35d-1 requires 60 days’ prior written notice to shareholders before the policy may be changed.

Response:             Agreed.  The disclosure has been revised as follows in response to the staff’s comment:.

The investment objective of each Fund is a non-fundamental policy that can be changed by the Board without approval by shareholders. Each Fund has adopted a non-fundamental investment policy in accordance with Rule 35d-1 under the 1940 Act to invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in securities suggested by its name.  Each Fund considers the securities suggested by its name to be those securities that comprise that Fund’s Underlying Index.  Each Fund also has adopted a policy to provide its shareholders with at least 60 days’ prior written notice of any change in such policy.

8.             Comment:             Page 11: The current disclosure regarding why the board believes the leadership structure of the Fund is appropriate is conclusory. Please provide some analysis as to why the leadership structure is appropriate given the specific characteristics and structure of the Fund.

Response:             The Fund believes the current disclosure adequately describes why the board believes its current leadership structure is appropriate.  As a consequence, the Fund respectfully declines to take the staff’s comment.

*              *              *

We believe that this information responds to all of your comments.  Please call me at (312) 807-4227 or Eric Purple at (202) 778-9220 to confirm the adequacy of our responses.

Very truly yours,

/s/ Alan P. Goldberg
Alan. P. Goldberg

Copy to: Anna Paglia